WSGR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

Date: May 26, 2010

To: Kathleen Krebs, Special Counsel | **Fax:** (202) 772-9205 | ☐ Use this fax number only

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Fax Contains: 2 pages *(including this sheet)*. If incomplete, call (202) 973-8827.

Message:

Re: ***info*Group Inc.**
Revised Preliminary Proxy Statement on Schedule 14A, Filed May 18, 2010, File No. 001-34298

Attached is proposed language for the text at the top of page 45 of the Proxy. Tom McCusker and I will call you shortly to discuss the language on page 47. Evercore points out that the table on page 46 (to which the language on page 47 refers) does not list a mean or a median.

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Page 45 Evercore then applied a range of selected multiples derived from the selected publicly-traded companies of 5.5x to 7.0x to the LFQ Adjusted EBITDA of infoGROUP as of March 31, 2010, as provided by management of the Company. As noted in the table above, this range was below both the mean and median of the selected publicly-traded companies, with some of the individual companies listed having EBITDA multiples within or above the range selected. Evercore derived this range of selected multiples based on its professional judgment and experience, including its judgment on business characteristics of infoGROUP relative to the other companies listed above, and other factors, including, but not limited to, historical financial performance, profitability and scale of business. Evercore noted, however, that none of the selected publicly traded companies are identical or directly comparable to the Company. For example, many of the other companies listed above have different business characteristics, higher EBITDA margins, greater scale and frequently superior historical financial performance relative to infoGROUP, which influenced the range of multiples selected by Evercore. This analysis indicated the following implied per share equity reference ranges for infoGROUP, as compared to the per share cash consideration: